UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date:  September 19, 2008
Commission File Number:  000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Date: September 19, 2008	Canadian Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated September 18, 2008

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EXHIBIT 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. ANNOUNCES NEW DISCOVERIES AT MUTANGA PROJECT, ZAMBIA
Toronto, ON — September 18, 2008 ... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN:AMEX) today announced the discovery of three new zones of mineralization at its Mutanga uranium project in Zambia. The new zones were discovered during the drilling of the first three targets of Denison’s 2008 exploration program. The most significant hole (DMD77600-03) included 12.5 metres of 1,204 ppm eU3O8 at a depth of only 74 metres. The 2008 program includes an airborne radiometric survey and a 26,000 metre drill program.
The three separate zones of mineralization were located by widely spaced (generally 400 metre centres) drilling. The Dibwe East Zone is located within three kilometres of the proposed Mutanga pit boundary and is the most favorable of the three located to date. Initial testing has returned several intersections, the most significant being hole DMD77600-03 with 80.3 metres of 351 ppm eU3O8 from 18.0 metres depth, including 12.5 metres of 1,204 ppm eU3O8. Hole DMD78000-03, also at Dibwe East, intersected 24.2 metres of 314 ppm eU3O8 from 23.0 metres depth. For comparison purposes, the average grade contained in the original scoping study was 380 ppm, at a cut-off grade of 200 ppm.
Following the cessation of the development drill program in July, a total of 35 targets were selected for drill testing on the basis of geology, structure, and radiometrics. A total of 6,000 metres has been drilled to date in just over a month out of a program total of 26,000 metres. Work has been confined to the Dibwe Mutanga corridor. Drilling to date has tested the Dibwe East zone with five holes that define an area approximately 1,200 metres by 800 metres. A second prospect along this trend, the Mutanga West Zone is located approximately two kilometres southwest. It is currently defined by one drill hole that returned 29.7 metres of 532 ppm eU3O8, including 11.8 metres of 1,049 ppm eU3O8. The following table details the significant intersections.

Zone	Hole Number	Easting	Northing	From	To	Width	eU3O8 Grade*
				(m)	(m)	(m)	(ppm)

Dibwe East (Zone 1)	DMD77600-03	8191180	660049	18.0	98.3	80.3	351
	Including			74.4	86.9	12.5	1,204

	DMD77400-02	8191265	659681	49.1	74.0	24.9	377

	DMD77800-01	8191229	660251	62.0	74.7	12.7	608

	DMD78000-03	8191624	660280	23.0	47.2	24.2	314

Dibwe East (Zone 2)	DMC75600-03	8189459	658870	36.0	77.2	41.2	412

Mutanga West	DMC75600-03	8193300	658580	12.5	42.2	29.7	532
	Including			30.4	42.2	11.8	1,049

*	The grades reported herein are equivalent U3O8 grades based on down-hole radiometric probing at a cut-off grade of 100 ppm eU3O8; geochemical corroborative assay results have not been received at this time. All intersections and geological interpretations are based on vertical diamond drill core or reverse circulation drill chips only and mineralized intervals may not represent true thickness.

Mineralization at Dibwe East and Mutanga West is similar to that at the Mutanga deposit in that it is composed of coarse autunite in fracture zones within an upper oxidized horizon overlying fine grained disseminated mineralization within a pyritic reduced zone.
Work during the first seven months of the year concentrated on development drilling of the Mutanga and Dibwe deposits. Approximately 41,742 metres of diamond and reverse circulation drilling was completed in support of a 43-101 resource estimation study, which is anticipated to be released in the fourth quarter.
A seven tonne bulk sample was collected and transported to SGS Laboratories in Perth, Australia, where it is currently undergoing bench scale and pilot plant test programs to determine the optimum mill process. In addition to the alkali leach circuit proposed in the original scoping study, heap leach technology is also being investigated. Results of this testwork are expected later this year.
Other work currently underway on the Mutanga project includes hydrogeological drilling to determine potential water sources, condemnation drilling, environmental baseline monitoring and road and power supply studies. Engineering aspects of the detailed feasibility study are ongoing with the anticipated delivery of the feasibility study in the first quarter of 2009.
The technical information contained in this press release relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101. For a description of the quality assurance program and quality control measures applied by Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia.
For further information contact:

E. Peter Farmer Chief Executive Officer	(416) 979-1991 Extension 231

Ron Hochstein President and Chief Operating Officer	(604) 689-7842

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372
Cautionary Statements
This news release contains ''forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect’, “is expected”, “budget’, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might’ or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com for further information relating to their mineral resources and mineral reserves.